Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-8

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

August 23, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:	Ms. Jennifer Gallagher, and
Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Nord Resources Corporation
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed June 24, 2006
Form 10-QSB for the Interim Period Ended March 31, 2006
Filed July 24, 2006
SEC File No. 001-08733

We write on behalf of Nord Resources Corporation (the “Company” or “Nord”) in response to Staff’s letter of August 8, 2006 (the “Comment Letter”) signed by Karl Hiller, Accounting Branch Chief, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

Please note that, as disclosed in the Company’s current report on Form 8-K filed with the Commission on August 22, 2006, Mr. Nick Tintor has resigned as an officer of the Company effective August 21, 2006. Please address future correspondence to the attention of Mr. Erland (Andy) Anderson, who has been appointed as the Company’s President and Chief Executive Officer on an interim basis..

On behalf of the Company, we have filed with the Commission via the EDGAR system:

(a)	Amendment No. 3 (the “Amended Form 10-KSB”) to the Company’s annual report for the year ended December 31, 2005 on Form 10-KSB; and

(b)	Amendment No. 2 (the “Amended Form 10-QSB”) to the Company’s quarterly report for the interim period ended March 31, 2006.

We enclose with this letter two copies of the Amended Form 10-KSB and the Amended Form 10-QSB, plus two copies of each document that have been redlined to show the changes from the previous filings.

We provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the paragraph numbering used the Comment Letter, and page numbering referred to in each response corresponds to the page numbering in the clean copy of the Amended Form 10-KSB or the clean copy of the Amended Form 10-QSB, as applicable. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10-KSB.

Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2005

General

1.

Please include an explanatory note in the forepart of each amendment, for your annual and interim reports, indicating the nature of the revisions being made, with reference to those sections of the document where you have disclosed further details.

The Company has included an explanatory note in the forepart of each of the Amended Form 10-KSB and the Amended Form 10-QSB. Each explanatory note indicates the nature of the revisions, and makes reference to those sections of the document where the Company has disclosed further details.

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies. page F-7

Restricted Cash, page F-9

2.

We have further considered your presentation of changes in restricted cash balances within the operating section of your statements of cash flows. We have consulted with our Division Chief Accountant's Office, and have the following guidance. Given that restricted cash must be separated from the cash totals on the statements of cash flows, any changes in the balance should be handled in a manner similar to investments, whereas increases in restricted cash are reported as investing cash outflows, while decreases in restricted cash are reported as investing cash inflows. Along with these changes, the actual cash flows should be reported in the statements of cash flows as either operating, investing or financing activity, based on the designated purpose or nature of the restricted cash. Please revise your statement of cash flows for the year ended December 31, 2005 to classify changes in the restricted cash balance as an investing activity.

The Company has restated its consolidated statements of cash flows for the year ended December 31, 2005 to properly reflect an increase in restricted cash in cash flows from investing activities, rather than cash flows from operating activities as originally stated. The reclassification of cash flows from restricted cash in the amount of $126,063 resulted in an increase in cash flows from operating activities and a decrease in cash flows from investing activities. Consequential revisions have been made to the notes to the audited consolidated financial statements included in the Amended Form 10-KSB, and to the disclosure in the Amended Form 10-KSB under “Cash Flows from Operating Activities” and “Cash Flows from Investing Activities,” at pages 64 and 68, respectively, in the section headed “Management’s Discussion and Plan of Operation -Results Of Operations – Years Ended December 31, 2005 and 2004.”

Form 10-QSB/A1 for the Interim Period Ended March 31. 2006

Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-5

3.

We note that you have revised your statement of cash flows for the three months ended March 31, 2006 in response to prior comment 2 in our letter dated July 13, 2006. We believe this revision should be treated as a correction of an error; therefore, please comply with the disclosure requirements outlined in paragraph 26 of SFAS 154. In addition, denote in the column heading of the statement of cash flows for the three months ended March 31, 2006 that it has been "revised" or "restated."

The Company has added disclosure to the unaudited condensed consolidated statement of cash flows for the three months ended March 31, 2006, and to note 1 to the unaudited condensed consolidated financial statements for the quarter, to reflect the fact that the Company has restated the consolidated statement of cash flows for that period to properly reflect proceeds from sales of securities held for trading as a component of cash flows from operating activities, rather than as a component of cash flows from investing activities as originally stated. In particular, the column heading of the statement of cash flows for the three months ended March 31, 2006 now denotes that it has been “restated”. In addition, the Company has revised note 5 of the unaudited condensed consolidated financial statements for the quarter to disclose that its adoption of the provisions of SFAS No.154 on December 31, 2005, has resulted in the reclassification of $1,322,150 related to proceeds from sales of securities held for trading as cash flow from operating activities rather than as cash flow from investing activities.

Control and Procedures, page 14

4.

We note your disclosure in which you explain that you and your auditors identified certain material weaknesses during the first quarter of 2006 in addition to the material weaknesses you identified as of December 31, 2005. The issues you identify as material weaknesses as of March 31,2006 appear to be accounting errors that resulted from material weaknesses in your internal control over financial reporting, Please revise your disclosure to detail the nature of the material weaknesses.

In addition, within your disclosure please explain how you treated the correction of these errors. In this regard, we note that it does not appear that you have restated any previously issued financial statements.

The Company has revised the disclosure under the heading “Controls and Procedures,” commencing at page 15 of the Amended Form 10-QSB, to:

  clarify that the enumerated steps taken by the Company have largely addressed the material weaknesses identified in the Company’s annual reports filed with the Commission for the years ended December 31, 2005 and December 31, 2004, and in its quarterly reports for the first, second and third quarters of 2005 and the first quarter of 2006;

  confirm, however, that until the Company has sufficient financial resources to add additional personnel to its accounting department, the Company’s Chief Financial Officer and only one other person remain responsible for the recording of entries in the Company’s financial records;

  disclose that the Company has concluded that this continues to represent a material weakness with respect to the Company’s internal control over financial reporting;

  clarify that the enumerated material weaknesses with respect to the Company’s internal control over financial reporting that were identified as of March 31, 2006 were corrected prior to the filing with the Commission of the Company’s quarterly report on Form 10- QSB for that quarter; and

  to disclose that, given Mr. Tintor’s resignation as an officer of the Company, Mr. Anderson, the Company’s interim President and Chief Executive Officer, and Mr. Perry, the Chief Financial Officer, have reviewed the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2006, and have concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2006 due to such material weaknesses in internal control over financial reporting.

The Company has also revised the disclosure under the heading “Controls and Procedures,” at pages 72 to 74 in the Amended Form 10-KSB, to:

  clarify that the enumerated steps taken by the Company have addressed most of the material weaknesses identified in the Company’s annual report filed with the Commission for the years ended December 31, 2005;

  confirm, however, that until the Company has sufficient financial resources to add additional personnel to its accounting department, the Company’s Chief Financial Officer and only one other person remain responsible for the recording of entries in the Company’s financial records;

  disclose that the Company has concluded that this continues to represent a material weakness with respect to the Company’s internal control over financial reporting; and

  to disclose that, given Mr. Tintor’s resignation as an officer of the Company, Mr. Anderson and Mr. Perry have reviewed the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2005 and have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2005, due to the material weaknesses in internal control over financial reporting.

Engineering Comments

Form 10-KSB/A2 for the Fiscal Year Ended December 31, 2005

Description of Business, page 1

5.

In your "Landscape and Aggregate Rock Operations" section on page 4, please modify the disclosure to clarify whether the operating costs in the table include the trucking costs. Also note that this level of detailed disclosure about the landscape and aggregate operations would be aptly placed in the "Description of Properly" section, following the guidance set forth in Instruction 1 to Item 102(a) of Regulation S-B.

Note (1) to the table entitled “Summary of Forecasted Cash Operating Costs – 20,000 Tons Monthly Production – Decorative Rock Facility – Johnson Camp Mine” (page 36 under the subheading “Landscape and Aggregate Rock Operation”) has been revised to clarify that the costs of transporting the product to retail locations has been excluded from the projected operating costs.

The discussion under the subheading “Landscape and Aggregate Rock Operation” has been moved from the section headed “Description of Business” to the section headed “Description of Property” (please see page 34). A concise summary of the landscape and aggregate rock operation has been substituted at pages 4 and 5, in the section headed “Description of Business –Overview,” with a cross-reference to the more detailed discussion in the section headed “Description of Property.”

Description of Property, page 7

6.

In the "Reserves" section at the top of page 14, you use the term "indicated. resources." Revise this sentence to focus on proven and probable reserves, and remove any discussion about mineral resources, as disclosure of such measures is generally precluded under Instruction 3 to Paragraph (b)(5) of Industry Guide 7.

The Reserves section (commencing at page 14) has been revised to remove the reference to “indicated resources,” and to focus on proven and probable reserves.

7.

We note that you revised the footnotes for the reserve table on page 14, Please further modify your disclosure to indicate the cutoffs that were used in defining reserves and to explain how they were used.

The footnotes to the table entitled “Johnson Camp Mine – Summary of Proven and Probable Reserves” (pages 15 and 16) have been revised to indicate the break-even cutoff grades used in defining reserves, and to explain how they were used.

8.	In your "Metallurgical Test Work" section on page 23, expand your disclosure to include the following information:

  The variability in copper mineralogy you have found within your reserves

  Location of the column-test sample-points as compared with the bulk of the reserves

  The implications of these two factors may have on projected metallurgical recovery of copper

Also expand your disclosure about these points in your risk factors, as needed to emphasize the uncertainty inherent in the results of your metallurgical test work.

The Company has revised the disclosure under the heading “Description of Property – Johnson Camp Mine – Metallurgical Test Work” (pages 23 to 25) to:

  include additional information concerning the variability in copper mineralogy that has been found within the Company’s reserves, and the location of the sample point of the Abrigo ore which contained 4.49% sulfides and exhibited good copper recoveries; and

  to discuss the implications of these two factors on projected metallurgical recovery of copper.

The Company has added a new risk factor at the bottom of page 41 under the heading “Risk Factors – Risks Related to Our Company,” relating to the variability in copper mineralogy found within the reserves, and to discuss the implications of these uncertainties on projected metallurgical recovery of copper.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/
Encls.

cc:	Mayer Hoffman McCann P.C.
	Attention:	Timothy Woods, CPA
Richard D. Angell, CPA

cc:	Nord Resources Corporation
	Attention:	Ronald A. Hirsch, Chairman of the Board
Erland A. Anderson, President and Chief Executive Officer
John T. Perry, Chief Financial Officer

cc:	Winters, Dorsey & Company, LLC
	Attention:	Harry Winters, Jr., President